(212) 701-3139

October 19, 2005

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549-7010

Re:	KI Holdings Inc.

Registration Statement on Form S-1

Filed September 12, 2005

File No. 333-128250

Dear Ms. Long:

KI Holdings Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (File No. 333-128250) (the “Registration Statement”). The amendment sets forth the Company’s responses to the comments contained in your letter dated October 11, 2005 relating to the Registration Statement. Four clean copies of Amendment No. 1, and four copies which are marked to show changes from the originally filed Registration Statement, are enclosed for your convenience with three copies of this letter. Page references in the responses are to pages in the marked copy of Amendment No. 1.

Set forth below are the comments of the staff of the Commission (the “Staff”) contained in your letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure.

General

1.	Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to Item 501(b)(3) of Regulation S-K. We will need adequate time to review this information once it is provided.

The Company is still in the process of determining the number of shares to be offered and an appropriate price range, as well as a limited amount of other non-Rule 430A information, and as a result is not yet able to include all of the non-Rule 430A information in Amendment No. 1. The Company will include all non-Rule 430A information in a future amendment prior to effectiveness.

2.	All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

The Company will file all unfiled exhibits in a future amendment prior to effectiveness.

3.	Prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

The Company will arrange to have the NASD contact the Staff prior to effectiveness.

4.	Please update all information in the prospectus to the most recent practicable date.

The Company notes the Staff’s comment and has revised the Registration Statement to the extent practicable.

5.	Please do not use smaller type in tables, as you do on pages 7 and 31, for example.

The Company has complied with this comment by increasing the font size in the tables beginning on pages 8 and 32 of Amendment No. 1.

6.	To the extent applicable, our comments also apply to future filings of Koppers, Inc.

The Company notes the Staff’s comment.

Cover Page

7.	Please identify the nature of the underwriting arrangements. See Item 501(b)(8) of Regulation S-K.

The Company confirms that the offering is being done on a firm commitment basis and is not a best efforts or minimum-maximum offering. As such, the Company believes that it is in compliance with Item 501(b)(8) of Regulation S-K.

Inside Front Cover Page

8.	Please provide a copy of any inside cover graphics.

The Company will provide a copy of any inside cover graphics in a future filing prior to effectiveness.

Summary, page 1

9.	Disclosure on pages 1-4 of the summary repeats information contained on pages 54-57 of the Business section of the prospectus. Please shorten the prospectus summary. See instruction to Item 503(a) of Regulation S-K.

The Company has complied with this comment by revising pages 1-4 of Amendment No. 1 to shorten the disclosure in the “Summary.”

10.	Please revise to include a balanced description of your business. For example, you discuss your net sales and EBITDA for the past 12 months, but do not disclose your results of operations over the past three years. In addition, please remove the section on your Key Competitive Strengths or also describe your weaknesses. Finally, if you want to highlight key aspects of your business strategy, please do so in a short bullet-point list and balance by briefly discussing the risks of implementing your strategy.

The Company has complied with this comment by revising pages 1-5 of Amendment No. 1. The Company advises the Staff that it discloses its 3 year results of operations in the Summary Historical Consolidated Financial Statements section of the Summary.

11.

Disclose the basis for all of your assertions about your competitive position within your industry. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit. Otherwise, please confirm that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. This comment is also applicable to any unsupported claims in the Business section of the filing. We may have additional comments after we review your response.

The Company has complied with this comment by supplementally providing to the Staff independent support for these statements with the filing. As demonstrated by the table attached hereto as Annex A, none of the studies or reports cited and none of this information was prepared by a third party for inclusion in the Registration Statement. The Company does pay membership dues to the Railway Tie Association (the “RTA”) and certain employees of the Company serve on various RTA committees, including the executive committee. The Company is not otherwise affiliated with the RTA or any other studies or reports cited in Amendment No. 1.

The Offering, page 6

12.	Please revise to more accurately describe your intent and the board of directors’ intent with regard to the dividend policy. Describe the risks and potential effect of this policy, including your leverage and ability to fund operations and growth. Also describe the dividend restrictions in your debt agreements and under state law.

The Company has complied with this comment by revising the disclosure on pages 6-7 of Amendment No. 1.

Summary Historical Consolidated Financial Data, page 7, and Selected Historical Consolidated Financial Data, page 31

13.	In regard to the non-GAAP measure that you present, please be advised that:

•	When you present this measure, you should also disclose the most directly comparable GAAP measure with equal or greater prominence and provide a cross-reference to the required reconciliation. Please revise your disclosures on pages 1 and 54.

The Company has complied with this comment by revising the disclosure on pages 1 and 57 of Amendment No. 1.

•	You should revise your disclosures on pages 9 and 33 to address the additional limitations of excluding interest expense and income taxes from a measure used to evaluate operating results.

The Company has complied with this comment by revising the disclosure on pages 10 and 34 of Amendment No. 1.

Risk Factors, page 11

14.	Some of your risk factor headings do not specify the resulting risk. Please revise them to specify clearly the risk.

The Company has complied with this comment by revising the headings of several risk factors to more clearly specify the risk described. Please see pages 12-25 of Amendment No. 1.

15.	Please avoid language in risk factors like “adversely affected” or “material adverse effect.” Instead, please state what the specific impact will be on your financial condition or results of operations.

The Company has complied with this comment by revising several risk factors to remove this language and more specifically state what the specific impact of the risk in question will be on its financial condition or results of operations. Please see pages 12-25 of Amendment No. 1.

16.	Some of your risk factors use language like “there can be no assurance” or “we cannot assure you.” Please delete this language; the real risk is not your inability to offer assurance, but the condition described.

The Company has complied with this comment by revising the risk factors to remove this type of language. Please see pages 12-25 of Amendment No. 1.

17.	Many of the risk factors contain legalese and the actual risk you are trying to convey does not stand out from the extensive detail you provide. Please revise in more concrete terms, get to the risk as quickly as possible and provide only enough detail to place the risk in context. We may have additional comments after we review your response.

The Company has complied with this comment by revising the risk factors on pages 12-25 of Amendment No. 1.

18.	Provide the information investors need to assess the magnitude of the risk. For example: quantify potential dilution as a result of the offering; explain why you have substantial negative net worth; quantify your potential exposure relating to environmental laws and regulations; describe how adverse weather has impacted your operations; clarify the effect on your operations and investors if you default on your debt and are unable to refinance; and describe your internal control deficiencies.

The Company has complied with this comment by revising the risk factors on pages 12-25 of Amendment No. 1.

19.	Item 503(c) of Regulation S-K states that issuers should not “present risk factors that could apply to any issuer or to any offering.” For example, the risks you disclose relating to senior management, terrorist attacks and being a public company could apply to nearly any issuer in your industry and even in other industries. If you elect to retain these and other general risk factors in your prospectus, you must clearly explain how they apply to your industry, company, or offering.

The Company has complied with this comment by deleting the risk factors relating to terrorist attacks and being a public company and revising the risk factor relating to senior management to demonstrate how this risk applies to the company. Please see pages 20-21 of Amendment No. 1.

This offering may cause us to undergo an “ownership change”. . ., page 18

20.	Please disclose why you cannot determine whether the offering will cause an ownership change and when you will be able to make this determination.

The Company is still in the process of determining how many shares will be sold in the offering and is not yet able to determine what the percentage change in the ownership of the Company will be following the offering. The Company will make this determination prior to effectiveness of the Registration Statement and will reflect such in a future amendment prior to effectiveness.

Our management and auditors have identified certain deficiencies ..., page 25

21.	Please identify the control deficiencies, address how the weaknesses were overcome, and specifically address what remedial actions you are undertaking and when you expect them to be completed.

The Company has complied with this comment by revising the disclosure on page 24 of Amendment No. 1.

Forward-Looking Statements, page 26

22.	Section 27A(b)(2)(D) of the Securities Act and Section 21 E(b)(2)(D) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with an initial public offering. Please revise accordingly.

The Company has complied with this comment by revising the disclosure on page 26 of Amendment No. 1.

Industry and Market Data, page 26

23.	Please revise the last two sentences of this section to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

The Company has complied with this comment by revising the disclosure on page 26 of Amendment No. 1.

Dividend Policy, page 29

24.	Disclose the frequency and amount of any cash dividends for the past two years. See Item 201(c) of Regulation S-K. We note that the company declared a $35 million dividend on July 28, 2005. Please disclose whether this dividend was declared pursuant to any agreement. Clarify whether you have historically had sufficient earnings to pay dividends or whether you used borrowings.

The Company has complied with this comment by revising the disclosure on pages 29-30 of Amendment No. 1.

25.	Please describe in detail the restrictions in your debt agreements and their potential impact on your ability to pay dividends at the rates identified.

The Company has complied with this comment by revising the disclosure on pages 29-30 of Amendment No. 1.

26.	Please clarify whether you are able to pay dividends under Pennsylvania law based on the second test and your negative net worth.

The Company has complied with this comment by revising the disclosure on pages 29-30 of Amendment No. 1.

27.	The first sentence of the disclosure should clearly state the dividend policy, including the judgments made with regard to paying out cash instead of retaining it. Also clarify whether the board contemplates paying out all excess cash. If not, clarify what the rate is based on. Fully address the potential long-term implications for your business and financial condition arising from paying out cash. We may have additional comments after we review your response.

The Company has complied with this comment by revising the disclosure on pages 29-30 of Amendment No. 1.

28.

Clearly address the potential necessity of using borrowings to fund dividends, if applicable. Discuss these assumptions and considerations in your Management’s Discussion and Analysis of Financial Condition and Results of Operations as well, to the extent that they represent known material trends, demands, commitments and uncertainties, or are otherwise material to an understanding of your business, results of operations and financial condition.

The Company has complied with this comment by revising the disclosure on pages 29-30 of Amendment No. 1.

Dilution, page 30

29.	Revise the dilution table to include the shares underlying options that officers, directors and affiliates have the right to acquire, including grants under the 2005 long-term incentive plan. See Item 506 of Regulation S-K.

The Company advises the Staff that as of this time no such options are outstanding and no options have been granted under the 2005 long-term incentive plan.

30.	Provide dilution information assuming the underwriters exercise the over allotment option.

The Company has complied with this comment by revising the disclosure on page 31 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Trend Overview. page 35

31.	Please describe any other known trends or uncertainties that you reasonably expect will have a material impact on net revenues or income from continuing operations. For example, the Other Business Matters you discuss on page 52 appear relevant in this section. Also discuss any known trends relating to the cost of raw materials.

The Company has complied with this comment by revising the disclosure on page 36 of Amendment No. 1.

Results of Operations, page 37

32.	Please expand your discussion under results of operations for all periods to:

•	Quantify each factor you cite as impacting your operations. For example, you disclose the increase in net sales for your carbon materials & chemicals segment is attributable to pricing increases, offset by volume reductions in phthalic anhydride and furnace coke, without quantifying the impact attributed to each component.

The Company has complied with this comment by revising the disclosure on pages 37-41 of Amendment No. 1.

•	Describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, your discussion of the increase in net sales does not explain why there were higher raw material costs and why there were volume reductions for phthalic anhydride and furnace coke.

The Company has complied with this comment by revising the disclosure on pages 37-41 of Amendment No. 1.

•	Discuss the extent to which material increases in net sales are attributable to increases in prices, volume or amount of products being sold, or introduction of new products. For example, part of your explanation for the decrease in income from operations for your railroad & utility products segment was primarily due to a change in product mix without further analysis as to whether this was a one-time event or may continue in the future and the impact on future sales. In addition, we note in your Business section that you discuss new products; however, your MD&A discussion does not include an analysis of how new products impacted your net sales and costs.

The Company has complied with this comment by revising the disclosure on pages 37-41 of Amendment No. 1. The Company advises the Staff that the impact of new products on its net sales and costs is not discussed in the MD&A because it is immaterial for the periods presented.

Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

The Company has complied with this comment by revising the disclosure on pages 37-41 of Amendment No. 1.

Liquidity and Capital Resources, page 40

33.	To enhance your disclosure, please revise your filing to disclose your compliance and Koppers’ compliance with debt covenants as of the latest balance sheet date. In addition, disclose and discuss your most restrictive debt covenants and your current level of compliance.

The Company has complied with this comment by revising the disclosure on page 42 of Amendment No. 1.

34.	To enhance your disclosure, please revise your filing to disclose and discuss the most significant restrictions on your ability and Koppers’ ability to declare dividends.

The Company has complied with this comment by revising the disclosure on pages 42-43 of Amendment No. 1.

35.	Please expand your liquidity discussion to cover the three-year period covered by the financial statements and not just fiscal year 2004, using year-to-year comparisons or any other format to enhance the reader’s understanding. See Instruction 1 to Item 303(a) of Regulation S-K.

The Company has complied with this comment by revising the disclosure on pages 43-44 of Amendment No. 1.

36.	To enhance your disclosure, please expand your discussion of liquidity and capital resources to include:

•	known trends or uncertainties regarding your operating cash flows and working capital (we note that operating cash flow decreased since 2002);

•	a more detailed discussion related to your sources and uses of debt financing, including whether you have or anticipate refinancing any of your debt;

•	the impact on your liquidity and results of operations from increasing your debt and whether you expect this trend to continue;

•	prospective information on the costs you expect to incur for capital expenditures to expand your business; and

•	known contractual commitments, such as the raw material purchase contracts identified in your contractual obligations table.

The Company has complied with this comment by revising the disclosure on pages 43-44 of Amendment No. 1.

37.	We note your disclosure that in August 2005, you received a dividend payment of $13 million from Koppers Inc., which was borrowed under the revolving credit facility. Using these proceeds and available cash, you declared a dividend totaling $35 million. Please clarify what you mean by “available cash” and disclose whether the cash was provided by borrowings.

The Company has complied with this comment by revising the disclosure on page 43 of Amendment No. 1.

Stock Purchases by Directors/Restricted Stock Grants to Senior Management, page 43

38.	Please disclose the price paid for the stock issued to the members of the board of directors, and the exercise prices for the options that were granted. Please also identify the persons to whom the securities were issued.

The Company has complied with this comment by revising the disclosure on pages 46-47 of Amendment No. 1. The prices paid were based on independent annual valuations prepared for purposes of determining the redemption prices of shares held by employees reduced dollar-for-dollar by the amount of dividends paid since the date of the last such independent annual valuation in accordance with our established policy.

Business, pages 54

39.	Please describe the general development of KI Holdings and Koppers, including the 2004 restructuring and the role of Saratoga Partners and the management investors. See Item 101 (a) of Regulation S-K.

The Company has complied with this comment by revising the disclosure on page 58 of Amendment No. 1.

Our Business Strategy, page 57

40.	Please describe in greater detail the initiatives you have taken to rationalize your capacity, streamline operations and improve productivity. Also describe in greater detail your initiative relating to the closure of the Montgomery, Alabama facility and any other restructuring plans.

The Company has complied with this comment by revising the disclosure on page 61 of Amendment No. 1.

Carbon Materials & Chemicals, page 58, and Railroad & Utility Products, page 61

41.	Please describe in greater detail the actual services you offer and products you produce. For example, clarify whether you manufacture the products, contract with third parties or have entered into joint ventures or partnerships to manufacture the products. Also, describe:

•	the methods of distribution of your products;

•	your practices relating to working capital items, such as inventory or warranties; and

•	the importance of patents, trademarks, and licenses to your business.

Consider providing subheadings for each of your products so that your disclosure is easier to understand.

The Company has complied with this comment by revising the disclosure on pages 61-65 and page 67 of Amendment No. 1.

Technology and Licensing, page 63

42.	Please disclose when your material intellectual property rights will terminate.

The Company has complied with this comment by revising the disclosure on page 67 of Amendment No. 1.

Employees and Employee Relations, page 64

43.	Please disclose the status of any negotiations related to the labor contracts that expire in 2005.

The Company has complied with this comment by revising the disclosure on page 68 of Amendment No. 1.

Legal Proceedings, page 65

44.	For each proceeding, disclose the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties, a description of the factual basis alleged to underlie the proceeding and the relief sought. See Item 103 of Regulation S-K.

The Company has complied with this comment by revising the disclosure on pages 69-70 of Amendment No. 1.

45.	Please provide the environmental disclosures required by Instruction 5 to Item 103 of Regulation S-K.

The Company has complied with this comment by revising the disclosure on page 70 of Amendment No. 1.

Management, page 67

46.	Describe any arrangement or understanding between any executive officer or director and any other person(s) pursuant to which he was or is to be selected as an officer or director. See Item 401 (a) and (b) of Regulation S-K.

The Company advises the Staff that it is not aware of any arrangement or understanding between any executive officer or director and any other person pursuant to which such executive officer or director is to be selected as an executive officer, director or nominee.

Benefit Plans, page 72

47.	It appears that the terminal value for Mr. Turner exceeds the values listed in the tables on page 73. Please revise to include the benefits payable to Mr. Turner.

The Company has complied with this comment by revising the disclosure on page 77 of Amendment No. 1.

Principal and Selling Stockholders, page 78

48.	Please indicate in the footnotes, the number of shares that each shareholder has the right to acquire within 60 days. See Item 403(a) of Regulation S-K.

The Company advises the Staff that no such shares exist.

49.	Disclose whether all the preferred stock will be converted into shares of common stock upon completion of the offering. Since the preferred stock is immediately convertible into common stock, include those shares in the column for common stock and indicate in the footnotes the shares of preferred stock held by Saratoga.

The Company advises the Staff that the treatment of the preferred stock is still under consideration. The Company will include revised disclosure in a subsequent amendment prior to effectiveness.

50.	Please identify the name of each selling shareholder and include all of the information required by Item 507 of Regulation S-K.

The Company advises the Staff that it is still determining who the selling shareholders will be and it will provide the information required by Item 507 of Regulation S-K once all of the selling shareholders have been identified.

51.	Supplementally advise us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer.

The Company will supplementally advise the Staff once all of the selling shareholders have been identified.

52.	Please revise this section to indicate that the selling shareholders may be underwriters with respect to the shares that they are offering for resale.

The Company advises the Staff that, while this is a facts and circumstances inquiry and not all of the selling shareholders have been identified yet, it does not believe that the selling shareholders will be deemed underwriters because it is unlikely that any selling shareholder purchased its shares with a view towards distribution or sale. The Company will confirm this once all of the selling shareholders have been identified and will modify the disclosure as appropriate.

Certain Relationships and Related Transactions, page 80

53.	Please describe the consulting services performed by Robert Cizik.

The Company has complied with this comment by revising the disclosure on page 84 of Amendment No. 1.

54.	Since this is a firm commitment offering, please disclose whether the stockholders’ agreement will terminate automatically.

The Company has complied with this comment by revising the disclosure on page 85 of Amendment No. 1.

Shares Eligible for Future Sale, page 87

55.	Quantify the number of shares that are eligible for future sale under each subheading.

The Company advises the Staff that it will provide this disclosure in an amendment prior to effectiveness when it determines how many shares will be sold in the offering.

Material United States Federal Income Tax Considerations, page 89

56.	Please remove the first sentence in the paragraph stating that the discussion is for “general information only.” This may imply that investors are not entitled to rely on this information.

The Company has complied with this comment by removing the sentence on page 93 of Amendment No. 1.

Underwriting, page 92

57.	Disclose the criteria that the representatives will use in determining whether to consent to waiving the 180-day lock-up agreement. In addition, disclose the criteria that they will use in determining whether to waive an extension if one of the events that you list occurs.

The Company has complied with this comment by revising the disclosure on page

97 of Amendment No. 1 to indicate the criteria that the representatives will use in determining whether to consent to a release of the lock-up or to grant any waiver of a lock-up period extension.

58.	Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally, or confirm that the Division’s Office of Chief Counsel has reviewed and approved these procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Credit Suisse First Boston LLC has advised the Company that one or more members of the underwriting syndicate may engage in an electronic offer, sale or distribution of the shares and may make a prospectus in electronic format available on the web sites that they maintain or may distribute prospectuses electronically. At the time CSFB sends out invitations to participate in the offering to potential syndicate members, the underwriters that have been invited must accept the invitation on the basis that they will not engage in any electronic offer, sale or distribution of shares, or that if they do engage in such activities, that they will do so only on the basis that the procedures that these underwriters use for electronic offers, sales or distributions have been previously reviewed by the Commission and the Commission raised no objections.

CSFB has also advised the Company that it plans to post the preliminary prospectus and the final prospectus on the “Equity New Issues US” portion of its external website. Please note, however, that CSFB will not rely on such availability to satisfy its prospectus delivery requirements. The procedures employed in connection with CSFB’s electronic website posting of the prospectus were reviewed by the Staff in connection with the Google Inc. initial public offering dated August 18, 2004, as well as the Spirit Finance initial public offering dated December 15, 2004. Moreover, screen shots of both the posting of the Google preliminary prospectus and the Spirit Finance preliminary prospectus on the “Equity New Issues US” portion of CSFB’s external website were cleared by the Staff. Neither CSFB’s procedures with respect to “Equity New Issues US” nor the appearance of the screen shots have changed since they were cleared by the Staff in the aforementioned transactions.

In addition, CSFB has advised the Company that, as an accommodation to its customers, it sends PDF versions of the preliminary and final prospectuses only to potential investors who specifically request information from CSFB about similar offerings. Please note, however, that CSFB will not rely on the PDF versions to satisfy its prospectus delivery requirements. The PDF files are accompanied by an email that contains only a descriptive subject header (issuer name and type of document, e.g., preliminary prospectus, final prospectus) and the PDF icon, but no text message. CSFB’s Equity Sales Force is under instructions that they may forward such email (along with the PDF) to their customers in the appropriate jurisdictions, provided no message is added to the email being forwarded. Subject lines and emails containing PDFs of preliminary and final prospectuses from CSFB do not depart substantively from this format.

UBS Securities LLC has advised the Company that as a courtesy to certain of their customers to whom a preliminary prospectus will be sent, UBS Securities LLC and UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, may distribute preliminary prospectuses electronically to certain of their customers. UBS will not accept indications of interest, offers to purchase or confirm sales electronically except for the indications of interest accepted by UBS through its “New Issues” system (formerly known as DealKey (SM) and described in the next paragraph). To the extent distributed electronically, the preliminary prospectus will be in Adobe PDF format. No preliminary prospectus will be sent until a preliminary prospectus meeting the requirements of the Securities Act of 1933 has been prepared and filed with the Commission.

UBS Securities LLC intends to make the preliminary prospectus available to certain of its customers through “New Issues,” a section of the UBS Investment Bank Client Portal that is part of UBS Securities LLC’s web-based client services site. UBS Securities LLC will accept indications of interest from those certain customers through “New Issues” but will not accept offers to purchase or confirm sales through any of its websites in connection with the offering. The “New Issues” section is separate from UBS Securities LLC’s publicly available website as access to “New Issues” is password-protected. UBS Securities LLC customers may obtain password access to “New Issues” upon request. UBS Securities LLC currently limits access to “New Issues” in the United States to institutional customers that are “qualified institutional buyers” under Rule 144A. “New Issues” contains a listing of equity and equity-linked offerings, with each offering hyperlinked to an offering summary page. The offering summary page will contain Rule 134 information pertaining to the offering, a hyperlink to the preliminary prospectus and other non-offering related information (such as administrative or logistical information). In some cases, the offering summary page will also contain a link to the offering road show as discussed below in greater detail in the Company’s response to comment y. The preliminary prospectus will be in Adobe PDF format, and a link will be available on the page to download the required viewer. The Company has been informed by UBS Securities LLC that Ms. Kristina Schillinger, Esq. of the Securities and Exchange Commission reviewed UBS Securities LLC’s electronic offering procedures without objection in the spring of 2001.

UBS Securities LLC has also informed the Company that, in addition to distributing preliminary prospectuses electronically through “New Issues,” it may send preliminary prospectuses via email as a courtesy to certain of its customers to whom it is concurrently sending a prospectus in hard copy.

59.	Tell us whether you or the underwriters have any arrangements with a third-party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Please also provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

CSFB has advised the Company that it is a party to a master Roadshow Agreement with Net Roadshow, Inc., now known as Yahoo! NetRoadshow, that it entered into in 1998. A copy of that agreement is provided with this letter. In accordance with the agreement, Yahoo! NetRoadshow will make the road show available to investors who may access it through the use of a password provided by the underwriters. An investor who is given the password may access the road show during a 24-hour period and will not be able to download, copy or print any of the contents of the road show. In the agreement, Yahoo! NetRoadshow agrees to comply with the Net Roadshow Inc. no-action letter dated July 30, 1997, received from the Commission in connection with virtual roadshows. The only material that will appear on the Yahoo! NetRoadshow website (www.netroadshow.com) will be the road show and the red herring.

60.	We note that the underwriters have reserved shares for sale directly to your directors, employees and designated individuals. Please supplementally describe the mechanics of how and when these shares are offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when the issuer and underwriter notified the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public? Also, please state whether or not the shares purchased as part of the directed share program will be subject to the lock-up agreement.

The Company will supplementally provide the Staff under separate cover a copy of the materials proposed to be distributed (manually or through CSFB’s DSP Online Procedures) in connection with soliciting interest in the directed share program (the “Program”). To date, no persons have received copies of the materials. The Company and CSFB will work together to implement the Program. The Program is part of the underwritten offering. The procedures for the Program do not differ materially from the procedures for the general offering. Generally the only differences are:

•	communications that would customarily be made via telephone in the general offering context are made to Program participants in writing or online with their authorization;

•	Program participants must open new accounts with CSFB if they do not already have them; and

•	Program participants are provided with a “Frequently Asked Questions” information sheet to assist them in evaluating whether to participate in the Program.

The allocation of the shares to directed share participants is determined by the Company, and the mechanics of selling the shares is handled by CSFB as underwriter. The Company will identify a list of directors, officers, employees, customers, vendors and other unaffiliated third parties who will be entitled to purchase shares in the Program (along with their names, home and, if applicable, e-mail addresses, telephone numbers and tax identification numbers) and will provide that list to CSFB. At this time, no indications of interest are being taken. Once the preliminary prospectus has been printed, an invitation package (available online, via regular or overnight mail or facsimile) is made available or sent to each person listed by the Company explaining that CSFB is facilitating the Company’s Program, attaching a preliminary prospectus and the other Program documentation. Each of the documents (other than the preliminary prospectus) contains language that is permitted by Rule 134. If a person is interested in participating, that person completes the required documentation (which includes an IPO Certification form pursuant to NASD Rule 2790) and returns it to CSFB (via regular or overnight mail or facsimile) so that CSFB can open an account to receive the shares once allocated. Online participants as well as participants utilizing the manual paper process must return manually signed New Account Opening Documents and the IPO Certification form to the address to which they are directed in the materials. There is no pre-funding or account-funding requirement; CSFB will not accept funds from any Program participant until after the registration statement for the offering is declared effective, the deal is priced, and the participants are notified of their final allocation and given an opportunity to confirm that they wish to purchase the shares allocated to them. After the registration statement has been declared effective and the offering is priced, the Company and CSFB prepare a final approved list of allocations. CSFB notifies each person verbally or by email who has been allocated shares of the number of shares that have been allocated and the total purchase price due upon confirmation of their indication of interest. Participants then wire transfer their funds or send checks to CSFB. Shares are allocated following pricing and settle in the same manner as the shares sold to the general public and are not subject to any lock-up agreement.

If you have any further questions, please direct them to Kristina Wyatt of the Staff, who reviewed and commented on the Program procedures and documentation.

Notice to Canadian Residents, page 95

61.	Please tell us whether private sales to Canadian residents have been completed during the time the registrant has been “in registration,” which is defined as the period from the time an issuer reaches an understanding with the broker-dealer who is going to act as managing underwriter prior to the filing of the registration statement until the end of the period during which broker-dealers are required to deliver a prospectus after effectiveness.

No private sales to Canadian residents have been completed or are contemplated during the time the Company is “in registration.” Any future sales to Canadian residents during the “in registration” period will be conducted pursuant to the same initial public offering procedures that will be followed for sales to U.S. residents.

Consolidated Statements of Operations, pages F-2 and F-18

62.	Please revise your consolidated statements of operations to include earnings per share information as required by paragraphs 36-37 of SFAS 128, Earnings per Share and Rule 5-03.20 of Regulation S-X. In addition, please revise the notes to your consolidated financial statements to include all the disclosures required by paragraph 40 of SFAS 128.

The Company will provide these disclosures in a future amendment filed prior to effectiveness.

Consolidated Balance Sheet, page F-3

63.	If you are not required to provide updated financial statements, please present pro forma equity disclosures that reflect the $35 million dividend you declared on July 28, 2005. You should also present pro forma equity disclosures that reflect this dividend on pages 8, 28, 30 and 32. In addition, please provide the pro forma earnings per share disclosures required by SAB Topic 1:B:3.

The Company advises the Staff that it will include its third quarter financial information in the Registration Statement prior to effectiveness.

Consolidated Statement of Cash Flows, F-21

64.	Please provide additional information regarding the specific nature of the line item “change in reserves,” including if and how each amount impacted your statements of operations during the periods presented.

In general, the line item reflects the differences between expenses to increase long-term reserves (or income for long-term reserve reversals) and cash payments which relate to certain long-term reserves. The following describes significant components of the balances for each respective fiscal year:

2004

The use of cash of $14.1 million is comprised primarily of cash expenditures of $7.3 million for asset retirement obligations, $1.7 million of gains on settlements of asset retirement obligations, $7.3 million of pension contributions in excess of expense, $2 million of payments to Beazer for the indemnity extension, with the effect of these items being partially offset by $2.6 million of insurance expense in excess of payments and $0.5 million of warranty expense in excess of payments.

2003

The use of cash of $3.5 million is comprised primarily of cash expenditures of $3.4 million for asset retirement obligations in excess of accruals and $3.0 million of reductions of environmental reserves, which includes $0.7 million that was reversed to the income statement. The effect of these items was partially offset by $3.1 million of pension expense in excess of contributions.

2002

The use of cash of $3.9 million is comprised primarily of cash expenditures for insurance premiums and loss retentions in excess of expense of $2.4 million as a result of reserve reversals of $3.4 million due to favorable loss experience, and $0.5 million of cash payments for lump sum buyouts of postretirement health benefits for certain employees of our former Woodward Coke facility in Alabama. Additionally, the settlements resulted in an actuarial gain of $1.5 million.

In all cases, when a reserve was reversed to the income statement, it was disclosed in the MD&A.

Consolidated Statement of Shareholders’ Equity, page F-22

65.

Please rename this statement to clearly reflect the fact that there is a shareholders’ deficit, similar revisions should be made to your annual and interim balance sheets and any other equity disclosures throughout the filing. In addition, please provide an additional column that reflects total shareholders’ deficit.

The Company has complied with this comment by revising the disclosure on pages F-4, F-20, F-22—F-23 of Amendment No. 1.

Note 2—Formation of KI Holdings Inc., page F-6 and Note 1—Significant Accounting Policies, Parent Company of Koppers Inc., page F-24

66.	As of each balance sheet date, please quantify the amount of dividends that may be declared based on the current dividend restrictions.

The Company has complied with this comment by revising the disclosure on pages F-6 and F-24 of Amendment No. 1.

Note 1—Significant Accounting Policies—Revenue Recognition, page F-25

67.	Please provide us additional information regarding the specific facts and circumstances in which you recognize revenue when title passes to customers and demonstrate that your policy complies with SAB 104.

The Company advises the Staff that, in accordance with SAB 104, it recognizes revenue when title and the risks of ownership have transferred from the Company to the buyer. For most of the Company’s products, this transfer of title is dictated by terms set forth in a sales agreement or customer purchase order and occurs at either the time the goods are shipped or when the goods are received by the customer. In all cases, the following four criteria are satisfied prior to the point at which revenue is recognized:

•	Persuasive evidence of a sales arrangement exists in the form of a sales agreement or customer purchase order

•	Delivery of the goods has occurred or the services have been rendered, as discussed above

•	The Company’s price to the buyer is fixed or determinable

•	Collectibility is reasonably assured

The Company provides treating services for customer-provided untreated crossties and records revenues at the time the service is provided.

In addition, in accordance with certain contracts, the Company procures and sells untreated crossties to its customers. This is an industry practice requested by certain customers which reflects the need to air-dry untreated crossties for six to twelve months prior to pressure-treatment. The Company provides this service so that certain customers do not have to store the drying crossties at various locations. The Company believes this is a separate transaction from the treatment services that are separately provided under its customer contracts. In accordance with the contract terms, title transfers legally upon delivery of the untreated ties and acceptance by the customer. Billing occurs after delivery and acceptance with payment terms that are consistent with those of the

Company’s other customers. The customer performs periodic physical inventories and requests monthly reports to monitor the quantity of its inventory held at the Company’s plants. These transactions are recognizable as sales under SAB 104.

Note 1—Significant Accounting Policies—Stock Based Compensation, page F-28

68.	Please revise your table to include pro forma basic and diluted earnings per share as required by paragraph 2e of SFAS 148, Accounting for Stock-Basis Compensation — Transition and Disclosure. In addition, please revise the notes to your interim financial statements to include the disclosures required by paragraph 3j of SFAS 148.

The Company advises the Staff that is will provide this disclosure when it determines the price and number of the shares to be sold in the offering.

Note 8—Legal Proceedings, page F- 10 and Note 8—Commitments and Contingencies, page F-42

69.	In regard to the product liability cases, please quantify the dollar amounts of the damages being sought in these cases.

The Company has complied with this comment by revising the disclosure on page F-10 of Amendment No. 1.

70.	In regard to the actions by the NZCC and the ACCC, please quantify the upper end of the potential range of loss and please explain to us how and why you determined that accruing the minimum end of the range is appropriate.

The Company advises the Staff that the amount accrued at June 30, 2005 represented the Company’s settlement offer at the time. The Company further advises the Staff that it is in the process of finalizing the terms of a settlement with the staff of the NZCC and believes that the settlement amount will not be different from the amount accrued in an amount material to the Company. The Company anticipates updating the disclosure with the finalized settlement amount prior to going effective.

Note 9—Environmental and Other Matters, page F- 12 and Note 8—Commitments and Contingencies, page F-42

71.	Tell us how you are accounting for the payments you will make to Beazer East under the amended Indemnity Agreement. Address the limitations under the agreement, including the likelihood that those limitations will be reached.

The total payment to Beazer East of $7 million under the Amendment and Restatement to Article VII of the Asset Purchase Agreement (the “Amendment”) is being amortized over the life of the indemnity extension agreement. The Company recorded an asset for the entire amount of the payment upon consummation of the Amendment, with a corresponding liability for the remaining installment payments. The Amendment provides a prospective benefit to the Company in that it extends the existing indemnification. It protects the Company against existing claims as well as new claims that will be brought against the Company over a 15 year period. The Company believes the indemnity extension has the characteristics of an environmental insurance policy and that the cost should be deferred and amortized over the period benefited.

72.	To the extent that there is a reasonable possibility that a loss may have been incurred, please revise your disclosures to quantify the estimate of the possible loss or range of loss or state that the loss cannot be estimated. See paragraph 10 of SFAS 5, Accounting for Contingencies for guidance.

The Company has complied with this comment by revising the disclosure on pages F-12 and F-47 of Amendment No. 1.

73.	Please quantify the amount of damages sought in the Somerville matter.

The Company has complied with this comment by revising the disclosure on page F-14 of Amendment No. 1.

Note 13—Segment Information, page F- 16 and Note 9—Operations by Business Segment, page F-47

74.	Please provide us the internal reports used by your CODM.

The Company has complied with this comment by supplementally providing to the Staff the reports used by its Chief Operating Decision Maker (“CODM”).

The Company has two reportable segments, Carbon Materials & Chemicals (“CM&C”) and Railroad & Utility Products (“R&U”). Product line reporting for these segments is delivered to the CODM as well as to the Company’s Board of Directors, along with information that breaks down the CM&C segment geographically. There is a global Vice President and General Manager, Global Marketing, Sales and Development for the CM&C segment who reports to the CODM. In addition, certain operational functions including logistics, technical support, research and development, environmental, and safety, are coordinated globally for the CM&C segment.

In addition, CM&C has similar products and services, production processes, types of customers, distribution methods, and regulatory environments with respect to environmental matters across its locations.

Item 15. Recent Sales of Unregistered Securities, page II-2

75.	Please provide the specific dates and consideration for the recent sales of unregistered securities. See Item 701 of Regulation S-K.

The Company has complied with this comment by revising the disclosure on pages II-2-II-3 of Amendment No. 1.

Exhibits

76.	Please file a statement on computation of per share earnings. See Item 601(b)(11) of Regulation S-K.

The Company advises the Staff that it will provide this disclosure when it determines the price and number of the shares to be sold in the offering.

Comments or questions regarding any matters with respect to the Registration Statement may be directed to the undersigned at (212) 701-3139 or Brian Kelleher at (212) 701-3447.

Very truly yours,

/s/    Michael J. Ohler

cc:	Walter W. Turner

Brian H. McCurrie

Steven R. Lacy, Esq.

Richard E. Farley, Esq.

Brian S. Kelleher, Esq.

Sean R. Tierney, Esq.